FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com


05007222

5 April, 2

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL


RECEIVED
APR 11 2005

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 5 April, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager


WORLD LEADING CRANE TECHNOLOGY

SUBSCRIPTION OF KCI KONECRANES SHARES UNDER THE 1999A AND 2001A STOCK OPTION PLANS

KCI Konecranes stock options under the 1999A and 2001A series have been exercised and therefore 3,000 new shares per plan (in total 6,000 shares) have been subscribed for. The subscription price for the 1999A options was EUR 33.00 per share and respectively for the 2001A options EUR 34.00 per share.

Following these subscriptions KCI Konecranes' share capital will increase by EUR 12,000, totalling EUR 28,633,260. The total number of shares will increase by 6,000 shares from 14,310,630 to 14,316,630.

The new 6,000 shares will be recorded in the Trade Register on or about 3 May 2005. The new shares will carry shareholders' rights from the date of registration. KCI Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in these shares will start on or about 4 May 2005.

The subscription period for all 1999A serie options ended on 31 March 2005. On the basis of the 1999A series option program, an aggregate of 3,600 shares were subscribed and the share capital increased by a total of EUR 7,200. The 1999A stock option plan would have entitled to a maximum subscription of 150,000 shares and a maximum increase of the share capital of EUR 300,000. The option rights that were unused at the end of the subscription period are no longer valid.

The subscription period for all 2001A series options ends on 31 March 2007. The terms and conditions of all KCI Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358 20 427 2040, Fax +358 20 427 2099

DISTRIBUTION
Helsinki Stock Exchange
Media